Exhibit 99.1

Deutsche Bank Investor Relations Q2 2018 Fixed Income Investor Call 27 July 2018 Funding sources to TLAC reconciliation € bn, as of 30 June 2018 Covered bonds Structured notes Plain-vanilla senior debt AT1 / Tier 2 Shareholder’s Equity Plain-vanilla senior debt AT1 / Tier 2(5) CET1(5) (1) Funding sources view: < 1 year based on contractual maturity and next call/put option date of issuer/investor in line with WSF note; Instruments with issuer call options still qualify for TLAC (2) Deduction of non TLAC eligible seniors (legacy non-EU law bonds; Postbank issuances; treasury deposits); recognition of senior plain-vanilla debt with issuer call options < 1 year; recognition of hedge accounting effects in line with IFRS accounting standards for DB Group; deduction of own holdings of DB’s eligible senior plain-vanilla debt (3) Regulatory capital deductions items (e.g. goodwill & other intangibles, DTA), regulatory maturity haircuts and minority deductions for Tier 2 instruments (4) TLAC eligible capital instruments not qualifying as fully loaded regulatory capital; add-back of regulatory maturity haircut for Tier 2 instruments with maturity > 1 year; G-SIB TLAC holding deduction (5) Regulatory capital under fully loaded rules; includes AT1 and Tier 2 capital issued out of subsidiaries to third parties which is eligible until 2021YE according to the FSB term sheet 20 48 63 14 15 1 57 73 26 21 Other adjustments to senior plainvanilla debt(2) TLAC excluded liabilities Senior plain vanilla debt < 1 year(1) 198 (0) (21) (26) TLAC (capital) adjustments(4) (16) +1 Regulatory capital adjustments(3) 119 Funding Total TLAC Sources (16) TLAC adjustments